
May 3, 2021

David Chasteen
Chief Executive Officer
Cipherloc Corporation
6836 Bee Cave Road, Bldg. 1, S#279
Austin, TX 78746

      Re: Cipherloc Corporation
          Registration Statement on Form S-1
          Filed April 30, 2021
          File No. 333-255629

Dear Mr. Chasteen:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or, in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Technology

cc: David M. Loev